

02007973

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Suite 400
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Reehl & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Third Floor (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Carmell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams & Sherwood Investments, as of July 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public



SUNNIE J. JUAREZ
Commission # 1266732
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAPITAL
PARTNERS
LLC

AN INVESTMENT MANAGEMENT COMPANY

September 27, 2002

NASD Regulation, Inc./Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Re: Clayton, Williams & Sherwood Investments
SEC File No: 8-40494

Dear Ms. Lawrence,

Per our phone conversation on Friday 9/27/02, I have attached the completed form X-17A-5, Part III with an incorrect signature. Either Mr. Steven J. Sherwood or Mr. Byron L. Williams must sign this form. Instead we originally had Mr. Gary Carmell sign form X-17A-5 part III not knowing that Mr. Sherwood or Mr. Williams should be the only signers for this entity. We realized this when Ms. Sunnie Juarez (Notary Public) started to notarize this report.

Your suggestion was to federal express the audited report along with what we had on form X-17A-5 part III, and then follow this up with the accepted signature. Both Mr. Sherwood and Mr. Williams were unavailable to sign form X-17A-5 via a fax, therefore I am attaching the original signature of Mr. Gary Carmell.

Thank you for answering my questions regarding the deadline and acceptance of an original signature. I appreciate your time and have made notes so that the next filing deadline will happen without problems or delays.

Sincerely,

Wanda Beard

Wanda Beard
Senior Accountant

CWS CAPITAL PARTNERS LLC
800 NEWPORT CENTER DRIVE, SUITE 400 • NEWPORT BEACH, CALIFORNIA 92660
949.640.4200 • FAX: 949.640.4931

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS

FINANCIAL STATEMENTS

July 31, 2002

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company"), as of July 31, 2002 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
August 19, 2002

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
July 31, 2002

ASSETS

Cash	$	13,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	5,000
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		198,606
Accumulated deficit		(190,157)
		8,449
	$	13,449

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS, & SHERWOOD INVESTMENTS
STATEMENT OF OPERATIONS
For the Year Ended July 31, 2002

Interest income	$	111
Expenses		
Professional fees		12,085
Licenses and fees		1,547
Other		800
		14,432
NET LOSS	$	(14,321)

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2002

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
BALANCE – August 1, 2001	800	$ 183,604	$ (175,836)	$ 7,768
Capital Contributions	–	15,002	–	15,002
Net loss	–	–	(14,321)	(14,321)
BALANCE – July 31, 2002	800	$ 198,606	$ (190,157)	$ 8,449

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (14,321)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in accounts payable	(444)
Net cash used in operating activities	(14,765)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	15,002
NET INCREASE IN CASH	237
CASH – beginning of year	13,212
CASH – end of year	$ 13,449

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Clayton, Williams & Sherwood Investments (the Company) is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers (NASD) to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no operating activity and relies on its owners to provide operating capital. The accompanying financial statements have been prepared assuming the Company will continue in its current form. If the owners do not continue to provide sufficient capital, it may adversely affect the future operations of the Company.

Cash

Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*". This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," which is effective for business combinations initiated after June 30, 2001. SFAS 141 eliminates the pooling of interest method of accounting for business combinations and requires that all business combinations occurring after July 1, 2001 are accounted for under the purchase method. The adoption of SFAS 141 did not have a material impact on the Company's financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been previously issued. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their useful lives. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. Impairment losses for goodwill and indefinite-life intangible assets that arise due to the initial application of SFAS 142 are to be reported as resulting from a change in accounting principle. However, goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS 142. The Company does not expect SFAS 142 to have a material effect on its financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS 143 to have a material effect on its financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within these fiscal years, with early adoption encouraged. The Company does not expect SFAS 144 to have a material impact on its financial statements.

2. INCOME TAXES

During the year ended July 31, 2002, the Company paid $800 for California franchise taxes. Such amount is included in other expenses in the accompanying statement of operations.

At July 31, 2002, the Company had a deferred tax asset of approximately $36,000 related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

At July 31, 2002, the Company has net operating loss carryforwards of approximately $184,000 and $100,000 for federal and California income tax purposes, respectively, which may be used to offset future taxable income. These loss carryforwards expire at various times through 2023.

3. REGULATORY REQUIRMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At July 31, 2002, the Company had net capital of $8,449, which was $3,449 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at July 31, 2002 was 0.59-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(a)(i) under the Securities and Exchange Act of 1934, as the Company is a broker and dealer that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000. From inception through the year ended July 31, 2002, these stockholders have contributed an aggregate of $190,606 to additional paid-in capital, of which $15,002 was contributed during the year ended July 31, 2002.

5. RELATED-PARTY TRANSACTIONS

CWS Capital Partners, LLC, an affiliate of the Company's stockholders, provided certain general and administrative services, primarily rent and payroll. During the year ended July 31, 2002, the Company made no significant payments for such services.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
Computation of Net Capital Pursuant to Rule 15c3-1
July 31, 2002

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	8,449
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	333
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital (regulatory net capital less net capital requirement)	$	3,449
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	5,000
Ratio of aggregate indebtedness to net capital		0.59-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	13,449
Less audit adjustment of accounts payable		5,000
Audited net capital	$	8,449

See Independent Auditors' Report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

In planning and performing our audit of the financial statements of Clayton, Williams & Sherwood Investments (the "Company") for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at July 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
August 19, 2002